AXA EQUITABLE LIFE INSURANCE COMPANY

[PROTECTED PREMIUM DEATH BENEFIT] RIDER

This Rider is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider which are introduced below. In this Rider, “we”, “our” and “us” mean AXA Equitable Life Insurance Company, “you” and “your” mean the Owner and “Rider” means this Rider.

The Effective Date of this Rider is [your Contract Date.]

I.	This Rider’s Guaranteed Minimum Death Benefit

Subject to the terms and conditions of this Rider, your Beneficiary will receive a Guaranteed Minimum Death Benefit (“GMDB”) with this flexible premium deferred variable Annuity Contract as described below.

The GMDB is derived from a benefit base as described in Section II. of this Rider. The GMDB Benefit Base is used solely to calculate the GMDB described in this Rider and its Charge and does not provide a Cash Value or any minimum Annuity Account Value (“AAV”) and cannot be withdrawn.

The Death Benefit amount under this Rider is determined by comparing the AAV on the Payment Transaction Date to the Guaranteed Minimum Death Benefit on the date of death of the Owner. The greater amount is payable as the Death Benefit under this Rider.

Withdrawals from your AAV will cause an adjustment to your GMDB Benefit Base as described in Section III. of this Rider. The adjustment may be greater than the amount withdrawn.

This Rider will terminate upon assignment or a change in ownership of the contract unless the new assignee or Owner meets the qualifications specified in the Termination provision of this Rider (Section V.).

[The terms and conditions of a spouse’s right to continue this Contract and Rider upon the death of the Owner of this Contract (“Spousal Continuation”), are described in the Endorsement Applicable to [Non-Qualified] Contracts.]

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II.	GMDB Benefit Base

Your GMDB Benefit Base is used to determine your GMDB as described below. Your GMDB Benefit Base is also used to determine the cost of this Rider as described in Section IV.

Your initial GMDB Benefit Base is equal to your initial Contribution. Thereafter, the GMDB Benefit Base will increase by the dollar amount of any subsequent Contribution. Your GMDB Benefit Base will be adjusted by withdrawals as described in Section III. below.

III.	Effect of Withdrawals on your GMDB Benefit Base

The GMDB Benefit Base will be reduced pro-rata by withdrawals from your AAV.

A pro-rata reduction is determined as follows:

1) Divide the amount of the withdrawal by your AAV immediately preceding the withdrawal;

2) Multiply the fraction calculated in (1) by the amount of your GMDB Benefit Base immediately preceding the withdrawal. This is the amount of the pro-rata reduction. We will make this reduction as of the Transaction Date of each withdrawal.

IV.	The Charge for This Rider

The Charge for this Rider is calculated daily, accrued daily and the sum of the Charge is deducted on your Contract Date Anniversary.

The Charge for this Rider is based on your Contract’s “Net Amount at Risk” (“NAR”), which will be calculated daily. The NAR is the difference between your Contract’s GMDB Benefit Base, as described above in Section II. of this Rider and your Contract’s AAV. Your NAR may vary daily. There is no Charge for this Rider on any calendar day in which your AAV is greater than your GMDB Benefit Base.

The Charge for this Rider will vary based on your age on your Contract issue date or your prior Contract Date Anniversary. [For Contracts with Joint Owners, the Charge will be based on the age of the older Joint Owner.]

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The Charge for this Rider will be calculated daily based on the rate shown in the table below and will not exceed the maximum Charge:

Your Age	The current daily GMDB Charge is:	The maximum daily GMDB Charge is:
[0-65]	[0.00164384%]	[0.00328768%]
[66-70]	[0.00328767%]	[0.00657534%]
[71-75]	[0.00493151%]	[0.00986302%]
[76-80]	[0.00986301%]	[0.01972602%]
[81-85]	[0.01972603%]	[0.03945206%]
[86]	[0.02465753%]	[0.04931506%]
[87]	[0.02739726%]	[0.05479452%]
[88]	[0.03013699%]	[0.06027398%]
[89]	[0.03287671%]	[0.06575342%]
[90]	[0.03698630%]	[0.07397260%]
[91]	[0.03972603%]	[0.07945206%]
[92]	[0.04383562%]	[0.08767124%]
[93]	[0.04657534%]	[0.09315068%]
[94]	[0.05068493%]	[0.10136986%]
[95 & over]	[0.05479452%]	[0.10958904%]

On the Transaction Date, we will calculate and deduct the above Rider Charges from your AAV for the portion of any Contract Year in which this Rider was in effect and any of the following occurs: 1) the Rider is terminated pursuant to Section V. of this Rider, 2) a Death Benefit is paid pursuant to Section 6.02 of the Contract, 3) the Annuity Account Value is applied to purchase an Annuity Benefit pursuant to Section 7.05 of the Contract, or 4) the Contract is surrendered pursuant to Section 5.02 of the Contract.

We may increase or decrease the Charge for this Rider based on your attained age as shown in the above table at any time after completion of [two] Contract Years. We will provide you a minimum of [30] days advance notice of any revised Rider Charge. The “Rider Charge Change Notification Date” is the date of the notice which we send to you informing you of a revised Charge.

The “Rider Charge Change Effective Date” is the date on which the new Rider Charge becomes effective and is at least [30] days following the Rider Charge Change Notification Date. The new Rider Charge will become effective on the Rider Charge Change Effective Date. However, if the Rider Charge Change Notification Date falls during the first [two] Contract Years, the Rider Charge Change Effective Date is the Business Day that is the later of (i) the first day of the [third] Contract Year or (ii) at least [30] days following the Rider Charge Change Notification Date. In that case, the new Charge will be deducted beginning on your [third] Contract Date Anniversary, unless a prorated Charge was applied earlier in the Contract Year.

The above Charge will be deducted from the Variable Investment Options on a pro-rata basis. If there is insufficient value or no value in the Variable Investment Options any remaining portion of the Charge or the total amount of the Charge, as applicable, will be deducted from the portion of the Account for [Money Market] Dollar Cost Averaging.

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V.	Termination Provision of This Rider

This Rider may be terminated on either an automatic or voluntary basis. Automatic Terminations are described in the following paragraphs.

This Rider will automatically terminate if:

(i)	the Contract is continued under the Beneficiary Continuation Option, if applicable, or

(ii)	amounts under the Contract are applied to a supplementary contract to provide an annuity benefit or any benefit available on the Maturity Date, or

(iii)	except as provided below, you change the Owner of the Contract, or

(iv)	you make an assignment of this Contract or any rights under this Contract, or

(v)	termination is required by an endorsement to your Contract, or

(vi)	the Contract terminates, or

(vii)	Spousal Continuation is elected and the surviving spouse is not eligible, based on age, to make Contributions, and the AAV has no value, or

(viii)	the AAV under this Rider, including the accrued daily charge which is deducted from your AAV on your Contract Date Anniversary as described above in Section IV and any applicable Breakpoint Credit applied to your AAV as described in your Data Page, falls to zero, [or]

(ix)	you elect the Non-Qualified [Income Edge] Payment Program and that program becomes effective.

In accordance with items (iii) and (iv) above, this Rider will not automatically terminate if any of the following occurs:

1.	a Contract owned by a Non-natural Owner, if the Owner is changed to an individual, this Rider will not terminate and its benefits will continue to be determined by the Annuitant, or Joint Annuitant, as applicable, at the time of ownership change.

2.	a Contract owned by an individual, if the Owner is changed to a trust and the beneficial owner(s) remains the former Owner or his or her family members, this Rider will not terminate and its benefits continue to be determined by the original Owner. “Family member” means members of the immediate family and other relatives. “Immediate family” means spouse, domestic partner, civil union partner, parent, child, adopted child, step child, brother and sister. “Other relatives” means grandparent, grandchildren, aunt, uncle, niece, nephew, and in-laws.

3.	You divorce, and a) in accordance with your divorce decree, your former spouse is awarded 100% of the Annuity Account Value under your Contract, and b) your former spouse meets the age requirements for this Rider on the date the Owner/Annuitant under this Contract is changed from you to your former spouse.

You may voluntarily terminate this Rider at any time by submitting a written request to our Processing Office.

Upon the termination of this Rider, the Charge for the Rider, as shown in Section IV. of this Rider, ends.

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VI.	Special Rules Applicable to your Rider when the Owner is other than an Individual

For Contracts with Joint Owners, a GMDB that would be based on the Owner’s age will be based on the age of the older Joint Owner.

For Contracts with Non-Natural Owners, a GMDB that would be based on the Owner’s age will instead be based on the age of the Annuitant. If there are Joint Annuitants named under Contracts with Non-Natural Owners, the GMDB will be based on the age of the older Joint Annuitant.

VII.	Reports

The amount of the Death Benefit will be included on a report sent to you at least once each year until the Maturity Date, as described in Section 9.04 of the Contract.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer]	Secretary and Associate General Counsel]

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